SEC॥॥05036253॥॥ MMISSION

05036253

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


FEB 2 4 2005

REPORT FOR THE PERIOD BEGINNING ___01|01|04___ AND ENDING ___12|31|04___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIF SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SKYLINE DRIVE
(No. and Street)

CORAM   N.Y.   11727
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FLANZER   631-543-6500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CASTELLANO, KOREN BERG & CO. CPA's P.C.
(Name — if individual, state last, first, middle name)

313 W. OLD COUNTRY ROAD   HICKSVILLE   N.Y.   11801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____DAVID FLANZER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____D.F.F. Securities Inc_____, as of _____Dec 31_____, 19_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Jean A. Fleischer
Notary Public St of NY
No. 4883942
Qualified in Suffolk Co
Commission Expires 3/2/07

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.I.F. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

D.I.F. SECURITIES, INC.

CONTENTS



Castellano, Korenberg & Co.

Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

INDEPENDENT AUDITORS' REPORT

To The Stockholders
D.I.F. Securities, Inc.
Coram, New York

We have audited the accompanying balance sheet of D.I.F. Securities, Inc. at December 31, 2004 and the related statements of income and accumulated deficit, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.I.F. Securities, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

CASTELLANO, KORENBERG & CO. CPAs, P.C.

Hicksville, New York
February 1, 2005

BALANCE SHEET

D.I.F. SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2004

<u>ASSETS</u>

CURRENT ASSETS:

Cash and cash equivalents	$ 29,478
Cash held in clearing account	3,537
Total Current Assets	33,015

PROPERTY AND EQUIPMENT -0-

OTHER ASSET:

Investment in securities	3,300

$ 36,315

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Commissions payable	$	10,728
Accrued expenses		2,000
Total Current Liabilities		12,728

STOCKHOLDERS' EQUITY:

Common stock:

Class A - (Voting) no par value; 100 shares authorized, issued and outstanding 100

Class B - (Non-voting) no par value; 100 shares authorized, 50 shares issued and outstanding 50

Additional paid in capital	99,900
Accumulated deficit	(76,463)
Total Stockholders' Equity	23,587
	$ 36,315

D.I.F. SECURITIES, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2004

COMMISSION INCOME	$ 21,868
COMMSSION EXPENSE	2,778
GROSS PROFIT	19,090
GENERAL AND ADMINISTRATIVE EXPENSES	11,811
INCOME FROM OPERATIONS	7,279
INTEREST INCOME	84
INCOME BEFORE PROVISION FOR INCOME TAXES	7,363
PROVISION FOR INCOME TAXES	197
NET INCOME	7,166
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(83,629)
ACCUMULATED DEFICIT, END OF YEAR	$ (76,463)

D.I.F. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Class "A" – Voting No Par Value 100 Shares Authorized		Common Stock Class "B" – Non-Voting No Par Value 100 Shares Authorized		Additional Paid – In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount		
Balance, January 1, 2004	100	$ 100	50	$ 50	$ 99,900	$ (83,629)
Net Income for the Year Ended December 31, 2004	-	-0-	-	-0-	-0-	7,166
Balance, December 31, 2004	100	$ 100	50	$ 50	$ 99,900	$ (76,463)

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from commissions	$ 21,868
Transfer from clearing account	543
Interest received	84
Income tax refund received	540
Cash Provided By Operating Activities	23,035
Cash paid for commissions	(5,000)
Cash paid to suppliers	(11,135)
Income taxes paid	(109)
Cash Disbursed For Operating Activities	(16,244)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,791
NET INCREASE IN CASH	6,791
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,687
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,478

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

NET INCOME	$ 7,166
ADJUSTMENTS TO RECONCILE NET INCOME TO	
NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Depreciation	676
Changes in assets (increase) decrease:	
Cash held in clearing account	543
Prepaid income taxes	628
Changes in liabilities increase (decrease):	
Commissions payable	(2,222)
Total Adjustments	(375)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 6,791

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 -   Summary of Significant Accounting Policies

Business Activity

D.I.F. Securities, Inc. (the "Company") was incorporated on May 6, 1996, under the laws of the State of New York and maintains its offices in Coram, New York. The Company became a member of the National Association of Securities Dealers on April 18, 1997, when it effectively commenced operations. The Company is an initiating broker principally engaged in the trading of mutual funds, unitrusts, stocks and bonds for individual investors located throughout the New York Metropolitan area. The Company uses an independent brokerage concern to clear stock trades and to maintain customers' portfolio accounts. The Company is registered with the Securities and Exchange Commission as a Broker Dealer.

Revenue and Expense Recognition

Commission income earned on mutual fund and other security transactions and the related commission expense is recognized on a trade date basis.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments which subject the Company to credit risk include commissions receivable which are due from the clearing brokerage and are uncollateralized.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

-8-

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 -   Summary of Significant Accounting Policies (cont'd).

Property and Equipment (cont'd).

Depreciation of property and equipment is provided utilizing an accelerated method over five years, the estimated useful lives of the respective computer equipment.

Note 2 -   Property and Equipment

Property and equipment is summarized as follows:

Computer equipment	$ 15,932
Less: Accumulated depreciation	15,932
	$ -0-

Depreciation expense related to property and equipment amounted to $676 for the year ended December 31, 2004.

Note 3 -   Investment in Securities

At December 31, 2004, the Company has invested in the stock of a non-public company. The stock is being carried at its historical costs of $3,300, which also approximates fair market value.

Note 4 -   Commitments

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $20,287 which was $15,287 in excess of its required net capital of $5,000 at December 31, 2004. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1 at December 31, 2004.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 4 -   Commitments (cont'd).

The clearing institution has a first lien on funds held in its clearing account and the right to offset these amounts against any obligation due it. Pursuant to the arrangement, the balance held in its clearing account can be made up of a combination of cash, Treasury bills and money funds. At December 31, 2004, the balance in this account consisted entirely of cash equivalents aggregating $3,537.

The Company currently operates out of space provided by a stockholder. The Company has not paid rent for this space.

Note 5 -   Provision For Income Taxes

The provision for income taxes is summarized as follows:

State $ 197

SUPPLEMENTARY INFORMATION



Castellano, Korenberg & Co.

Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.
Coram, New York

Our report on our audit of the basic financial statements of D.I.F. Securities, Inc. for December 31, 2004 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CASTELLANO, KORENBERG & CO., CPAs, P.C.

Hicksville, New York
February 1, 2005

D.I.F. SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

COMPUTER EXPENSE	$ 4,648
DEPRECIATION	676
INSURANCE	150
LICENSES	2,255
OFFICE SUPPLIES	1,263
PROFESSIONAL FEES	1,865
TELEPHONE	954
	$ 11,811

D.I.F. SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2004

NET CAPITAL:
    Total Stockholders' Equity $ 23,587

DEDUCTION:
    Property and equipment, net   -0-

NET CAPITAL, BEFORE HAIRCUT ON
SECURITIES POSITIONS   23,587

HAIRCUT ON SECURITIES   3,300

NET CAPITAL $ 20,287

AGGREGATE INDEBTEDNESS:
    Commissions payable $ 10,728
    Accrued expenses   2,000

TOTAL AGGREGATE INDEBTEDNESS $ 12,728

MINIMUM NET CAPITAL REQUIREMENT $ 5,000

EXCESS OF NET CAPITAL OVER MINIMUM
REQUIREMENTS $ 15,287

RATIO OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL   0.63 TO 1

Note - There were no material differences between the 2004 computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5.



Castellano, Korenberg & Co.

Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.

In planning and performing our audit of the financial statements of D.I.F. Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-a(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by D.I.F. Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and (2) in ascertaining that the conditions of exemption from rule 15c3-3 were being complied with as of the examination date and during the period since our last audit.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

CASTELLANO, KORENBERG & CO., CPAs, P.C.